

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

March 14, 2016

Mark Marostica
Co-Chief Financial Officer
China Distance Education, Ltd.
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China

   **Re: China Distance Education, Ltd.
     Form 20-F for Fiscal Year Ended September 30, 2015
     Filed January 27, 2016
     File No. 001-34122**

Dear Mr. Marostica:

  We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Celeste M. Murphy for

           Larry Spirgel
           Assistant Director
           AD Office 11 – Telecommunications